DSM Press Release

820-3120

SEC
Mail Processing
Section

MAR 16 2009

Washington, DC
101

SUPPL

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH [redacted]
Telephone (31) 45[redacted]
Internet: www.dsm
E-mail : media.rel

09045678

09E

Heerlen (NL), 26 February 2009

DSM announces confirmation of credit ratings

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announces today that credit rating agencies Standard & Poor's and Moody's have confirmed their credit ratings for the company.

DSM aims to maintain a single A long-term credit rating for senior unsecured debt. Standard & Poor's has confirmed its 'A-' long-term and 'A-2' short term credit rating for DSM with a stable outlook. Moody's has confirmed its 'A3' long term and 'P-2' short term rating for the company, also with a stable outlook.

"We are very pleased with the confirmation of our credit rating by both agencies. This underlines our solid financial position. This will ensure that we will be able to pursue our strategy even during this period of economic downturn, when creditworthiness is more important than ever", Rolf-Dieter Schwalb, member of the DSM Managing Board and Chief Financial Officer said.

In DSM's financial policy, the company aims for a net debt which is between 30 and 40% of equity plus net debt in normal times (currently the objective is to stay below 30%) and an operating profit before amortization and depreciation (EBITDA) which is at least 8.5 times the balance of financial income and expense.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM has annual net sales of EUR 9.3 billion and employs some 23,500 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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